Room 4561

June 27, 2007

Peter Wilkniss
Chief Financial Officer
uWink, Inc.
16106 Hart Street
Van Nuys, CA 91406

Re: uWink, Inc.
Preliminary Proxy Statement on Schedule 14A filed June 15, 2007
File No. 0-29873

Dear Mr. Wilkniss:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A
Proposal 1, page 6

1.   It appears that the company is seeking stockholder approval of three separate matters: (a) the merger and reincorporation under Delaware law; (b) the reverse stock split; and (c) the decrease in the number of shares of authorized common stock. Bundling the stockholder approval of amendments to your certificate of incorporation in conjunction with a change in domicile appears to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please

refer to Rule 14a-4 and Section II.H of SEC Release 34-31326. Although we note that proposals 2 and 3 provide stockholders the opportunity to vote on the proposed changes to your capital structure, the stockholders' vote on these matters will only be considered if proposal 1 fails to receive the required vote. Stockholders should be provided a separate description of each matter to be considered and each matter should be identified and voted upon as a separate item on the proxy card. Please be advised that if the effectiveness of any proposal is conditioned on the adoption of one or more other proposals, appropriate disclosure will be required to advise stockholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.

2.   On pages 9 and 18, we note your disclosure that it is your intention to abandon the merger in the event that stockholders "exercise dissenters' rights and the Company becomes obligated to make payments to such dissenting Stockholders." However, we also note disclosure on page 15, 17, and 30 that you intend to abandon the merger in the event the Company "becomes obligated to make a substantial payment to such dissenting Stockholders." This disclosure seems inconsistent. Please clarify the terms under which you would abandon the merger, specifically clarifying the phrase "substantial payment."

3.   We note multiple statements throughout the proxy statement that qualify your descriptions of the merger agreement, shareholder rights under charter documents and the applicable state statute, and dissenters' rights as being incomplete and "subject to and qualified in [their] entirety by reference to" the merger agreement, Utah law, Delaware law, your current certificate of incorporation and bylaws, and New uWink's chart documents, among other things. For example, we note such qualifying statements on pages 6, 11, 13, 14, 18, 23 and 26. However, you are required to provide a materially complete discussion of each of these material matters. Please revise your disclosure as appropriate and revise any statements that suggest to stockholders that the descriptions provided in this document are not materially complete. We will not object to statements encouraging stockholders to read the underlying documents for a more complete understanding of the provisions of such document.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 768-6800
         Ira Roxland, Esq.
         Sonnenschein Nath & Rosenthal LLP
         Telephone: (212) 768-6999